SEC File No. 70-10122

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

CERTIFICATE PURSUANT TO

RULE 24

OF PARTIAL COMPLETION OF

TRANSACTIONS

FirstEnergy Corp.

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In the matter of                 :
FirstEnergy Corp.                    :  Certificate Pursuant
                  :  to Rule 24 of Partial
                  :  Completion of
                  :  Transactions
                  :
SEC File No. 70-10122               :
(Public Utility Holding Company Act      :
of 1935)                      :                         :
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TO THE MEMBERS OF THE SECURITIES AND EXCHANGE COMMISSION:

The undersigned, FirstEnergy Corp. (FirstEnergy) hereby certifies pursuant to Rule 24 of the Rules and Regulations under the Public Utility Holding Company Act of 1935 (the Act), that certain of the transactions proposed in the Applications, as amended, filed in SEC File No. 70-10122 have been carried out in accordance with the Commission’s Order dated June 30, 2003 as follows:

(1)	During the period January 1, 2005 through March 31, 2005, there were no sales of common stock or preferred securities by FirstEnergy.

(2)
FirstEnergy purchased on the open market 305,452 shares of common stock pursuant to dividend reinvestment plans and 475,374 shares of restricted stock units were granted under employee benefit plans during the first quarter of 2005. The restrictions on restricted stock units lapse over a defined period of time or based on performance. Dividends are received on the restricted stock units and are reinvested in additional shares.

(3)	During the period January 1, 2005 through March 31, 2005, no FirstEnergy common stock was transferred to a seller of securities of a company being acquired.

(4)
During the period January 1, 2005 through March 31, 2005, there was no Long-term Debt and Preferred Securities issued by FirstEnergy. FirstEnergy issued the following Short-term Debt during the first quarter of 2005:

	Transaction	Maturity		Transaction
	Date	Date	Rate	Amount
CitiBank (FirstEnergy Revolver - 1 Billion 3 Year Facility)
FirstEnergy	1/3/2005	1/4/2005	5.33%	$5,000,000.00
FirstEnergy	1/5/2005	1/12/2005	3.45%	$110,000,000.00
FirstEnergy	1/6/2005	1/13/2005	3.45%	$45,000,000.00
FirstEnergy	1/20/2005	1/27/2005	3.45%	$60,000,000.00
FirstEnergy	1/31/2005	2/1/2005	5.33%	$5,000,000.00

(5)	During the period January 1, 2005 through March 31, 2005, the following short-term debt was issued by the Utility Subsidiaries:

	Transaction	Maturity		Transaction
	Date	Date	Rate	Amount
FirstMerit (Ohio Edison Company (OE) Bi-Lateral Facility)
OE	1/26/2005	Various*	3.06%	$10,000,000.00
OE	1/28/2005	Various*	3.13%	$5,000,000.00
OE	1/31/2005	Various*	3.25%	$7,000,000.00
OE	2/2/2005	Various*	3.25%	$4,000,000.00
OE	3/25/2005	3/29/2005	3.25%	$14,000,000.00

* Various date between 1/27/2005 to 2/4/2005

KeyBank (OE Bi-Lateral Facility)
OE	12/31/2004	1/4/2005	3.43%	$7,000,000.00
OE	1/3/2005	1/4/2005	3.40%	$3,000,000.00
OE	1/6/2005	1/7/2005	3.42%	$19,000,000.00
OE	1/12/2005	1/13/2005	3.39%	$19,000,000.00
OE	1/31/2005	2/1/2005	3.67%	$20,000,000.00
OE	2/2/2005	2/3/2005	3.64%	$8,000,000.00
OE	3/28/2005	3/29/2005	3.93%	$4,000,000.00
OE	3/30/2005	3/31/2005	3.90%	$6,000,000.00

Under the Utility Money Pool, the principal balance of borrowings at the end of the first quarter of 2005 and average interest rate during the first quarter of 2005 are as follows:

Regulated Money Pool	Average	Principal
Loan to/(Borrowing from):	Interest Rate	Balance

OE	2.6591%	$688,256,709
Pennsylvania Power Company (Penn)	2.6591%	(10,461,117)
The Cleveland Electric Illuminating Company (CEI)	2.6591%	(457,154,966)
The Toledo Edison Company (TE)	2.6591%	(394,494,352)
American Transmission Systems, Incorporated (ATSI)	2.6591%	6,609,162
Jersey Central Power & Light Company (JCP&L)	2.6591%	(204,793,846)
Metropolitan Edison Company (Met-Ed)	2.6591%	(108,677,559)
Pennsylvania Electric Company (Penelec)	2.6591%	(69,692,586)
York Haven Power Company	2.6591%	14,476,350

(6)	During the first quarter of 2005, there were no financings consummated by any Non-Utility subsidiary that were not exempt under rule 52.

(7)	During the first quarter of 2005, the following guarantees were made by FirstEnergy to support activities of its subsidiaries:

			Purpose of
Beneficiary	Amount	Terms	Guarantee

FirstEnergy Solutions Corp. (FES) (Trading - Electric)
Bank of America NA	$5,000,000	(a)	(c)
Consumers Energy	$750,000	(a)	(c)
MISO	$20,000,000	(b)	(d)

FirstEnergy Service Company
MISO	$6,400,000	(b)	(d)

FirstEnergy Generation Corp. (Fuel Marketing / Coal)
Dominion Energy Marketing	$1,000,000	(a)	(e)
Peabody COALTRADE	$3,500,000	(a)	(e)

Met-Ed (Long-term Power Supply)
Constellation Power Source	$4,000,000	(f)	(g)

Penelec (Long-term Power Supply)
Constellation Power Source	$4,000,000	(f)	(h)

RPC Mechanical, Inc. - HVAC
National City Bank	$4,900,000	1 year	(i)

(a)	Such guarantees are issued for a one-year term, with a ten-day termination right by FirstEnergy.

(b)	This is a continuing guaranty issued to the Midwest Independent Transmission System Operator (MISO), with a ten-day termination right by FirstEnergy.

(c)	Parental guarantees issued by FirstEnergy to provide credit support for electric power purchases by subsidiary.

(d)	Parental guarantees issued by FirstEnergy to provide credit support for transmission and electric market activities in MISO.

(e)	Credit backstop to support coal purchases and emission trading.

(f)	Expires on December 31, 2010.

(g)	Parental guaranty issued by FirstEnergy to support the long-term power purchase by Metropolitan Edison Company from Constellation.

(h)	Parental guaranty issued by FirstEnergy to support the long-term power purchase by Pennsylvania Electric Company from Constellation.

(i)	Credit backstop to support revolving credit agreement.

The following Letters of Credits (LOC) were issued during the first quarter of 2005:

		Purpose of
Beneficiary	Amount	LOC

Penn
U.S. Department of Labor - Workers Comp Programs	$250,000	(a)

(a)	Collateral held for the Pennsylvania employees’ workers Compensation Program. Automatic renewal of previous issued LOC.

(8)
During the first quarter of 2005, FirstEnergy entered into two (2) transactions designed to hedge the fair value of a portion of its fixed-rate long-term debt portfolio against decreases in interest rates. The hedge structures are fixed - for - floating interest rate swaps, whereby FirstEnergy will receive fixed payments equivalent to the fixed coupon rate of the bond being hedged, and pay floating rate payments based on the 6-month London Interbank Offering Rates (LIBOR) plus or minus an applicable spread. The debt instruments being hedged, notional amounts, counterparties, and principal terms of the fair value hedges are filed pursuant to request for confidential treatment.

(9)	Investments made during the first quarter of 2005 in any intermediate subsidiary or financing subsidiary are as follows:

Company	Investment
(In Thousands $)

Penn Power Funding LLC	$1,000

(10)	There were no U-6B-2 filed during the first quarter of 2005.

(11)	There were no jurisdictional financing transactions during the first quarter of 2005.

(12)	The following table presented in thousands, provides the capital structure of FirstEnergy on a consolidated basis and each Utility Subsidiary as of the end of the first quarter of 2005.

FirstEnergy	Amount	Ratio
Common Equity	$8,620,953	43.44%
Preferred Stock	238,719	1.20%
Long-Term Debt	10,680,061	53.80%
Short-Term Debt	310,125	1.56%
Total Capitalization	$19,849,858	100.00%

OE
Common Equity	$2,501,314	58.07%
Preferred Stock	100,070	2.32%
Long-Term Debt	1,496,057	34.73%
Short-Term Debt	210,041	4.88%
Total Capitalization	$4,307,482	100.00%

CEI
Common Equity	$1,810,392	41.95%
Preferred Stock	-	-%
Long-Term Debt	2,034,471	47.14%
Short-Term Debt	470,732	10.91%
Total Capitalization	$4,315,595	100.00%

TE
Common Equity	$832,493	47.73%
Preferred Stock	126,000	7.22%
Long-Term Debt	391,081	22.42%
Short-Term Debt	394,761	22.63%
Total Capitalization	$1,744,335	100.00%

Penn
Common Equity	$333,741	61.36%
Preferred Stock	39,105	7.19%
Long-Term Debt	160,413	29.49%
Short-Term Debt	10,644	1.96%
Total Capitalization	$543,903	100.00%

JCP&L
Common Equity	$3,149,797	68.20%
Preferred Stock	12,649	0.27%
Long-Term Debt	1,251,591	27.10%
Short-Term Debt	204,794	4.43%
Total Capitalization	$4,618,831	100.00%

Met-Ed
Common Equity	$1,292,944	60.61%
Preferred Stock	-	-%
Long-Term Debt	731,609	34.30%
Short-Term Debt	108,677	5.09%
Total Capitalization	$2,133,230	100.00%

Penelec
Common Equity	$1,321,407	64.42%
Preferred Stock	-	-%
Long-Term Debt	490,220	23.90%
Short-Term Debt	239,693	11.68%
Total Capitalization	$2,051,320	100.00%

(13)	The following table presented in thousands provides retained earnings analysis of FirstEnergy on a consolidated basis and each Utility Subsidiary as of the end of the first quarter 2005.

	FirstEnergy	OE	CEI	TE
Balance, December 31, 2004	$1,856,863	$442,198	$553,740	$191,059
Net Income	159,726	56,757	15,472	365
Cash Dividends on Preferred Stock	-	(659)	(1,429)	(2,211)
Cash Dividends on Common Stock	(135,542)	(47,000)	(55,000)	-
Other	-	-	(1,495)	-
Balance, March 31, 2005	$1,881,047	$451,296	$511,288	$189,213

	Penelec	JCP&L	Met-Ed	Penelec
Balance, December 31, 2004	$87,695	$43,271	$38,966	$46,068
Net Income	15,002	14,519	16,476	21,384
Cash Dividends on Preferred Stock	(640)	(125)	-	-
Cash Dividends on Common Stock	(8,000)	(20,000)	(9,000)	(5,000)
Other	-	-	-	1
Balance, March 31, 2005	$94,057	$37,665	$46,442	$62,453

(14)	During the first quarter of 2005, there was no change to any of the credit ratings of FirstEnergy Corp. or any of its subsidiaries by any of the nationally recognized credit rating agencies.

(15)
FirstEnergy’s aggregate investment includes all amounts invested, or commitments to be invested, in exempt wholesale generators (EWGs), for which there is recourse, directly or indirectly, to the registered holding company. Accordingly, FirstEnergy’s aggregate investment as of March 31, 2005 is as follows:

(In Thousands)
FE Generation Corp.	$979,479
Termobarranquilla S. A.	46,551
Aggregate Investment in EWGs	$1,026,030*

*  Aggregate investment amounts reflected here include LOCs and guarantees, but do not include any goodwill or other fair value adjustments.

Aggregate Investment as a Percentage of FirstEnergy and Subsidiary Companies:

Total capitalization	$19,849,858	5.2%
Net utility plant	$13,550,063	7.6%
Total consolidated assets	$31,260,563	3.3%
Market value of common equity	$13,836,632	7.4%

(16)	Set forth below is a summary of the direct or indirect investments as defined in SEC Rule 53(a) by FirstEnergy, as of March 31, 2005 in EWGs, as well as the percentage of equity ownership.

Associate Company	FirstEnergy’s Investment at 03/31/05 ($000)*	FirstEnergy’s % Equity Ownership	Owners not affiliated with FirstEnergy
			Name of Entity	Type of Entity

Termobarranquilla S.A. (a)	$ 46,551	0%	ABB Energy Ventures, Inc.	Foreign
			Lancaster Steel	Foreign
			Distral Group	Foreign
			Corp. Electrica	Foreign
Corp. Electrica
De la Costa
Atlantica
Darby Mazzanine
Holdings, LLC

FE Generation Corp.	979,479	100%	Not Applicable	N/A

Total Aggregate Investment in EWGs	$ 1,026,030

 (*)    Aggregate investment amounts reflected here include LOCs and guarantees, but do not include any goodwill or other fair value adjustments.

 (a)    FirstEnergy sold Termobarranquilla S.A. on January 31, 2004. The remaining investment represents outstanding LOCs issued by FirstEnergy.

(17)	FirstEnergy and Subsidiary Companies Consolidated Capitalization Ratios as of March 31, 2005:

	Amount (000’s)	Ratio
Common equity	$8,620,953	43.4%
Preferred stock not subject to mandatory redemption	238,719	1.2%
Long-term debt	10,680,061	53.8%
Notes payable	310,125	1.6%

Total capitalization	$19,849,858	100.0%

(18)	Market-to-book ratio of FirstEnergy and Subsidiary Companies common stock at March 31, 2005:

Closing Market Price per Share	$41.95
Book Value per Share	$26.25
Market-to Book Ratio of Common Stock	159.8%

(19)	No new EWG/FUCO project covered by the Modified Rule 53 Test in which FirstEnergy has invested or committed to invest during the first quarter of 2005.

(20)	Analysis of Growth in Retained Earnings for FirstEnergy and Subsidiary Companies:

(In Thousands)
Retained Earnings as of 03/31/05	$1,881,047
Retained Earnings as of 12/31/04	1,856,863
Growth in Retained Earnings	$24,184

Analysis of Growth in Retained Earnings:
Income contribution from regulated utility companies	$125,591
Income contribution from EWGs	25,155
Income contribution from all other companies	35,872
FirstEnergy Holding and Service companies	(26,892)
Cash dividends declared on common stock	(135,542)
Growth in Retained Earnings	$24,184

(21)	Statements of Operations for the period ended March 31, 2005 for FirstEnergy Generation Corp. will be filed separately under a request for confidential treatment under Rule 104 (b)

SIGNATURE

The undersigned registered holding company has duly caused this quarterly report to be signed on its behalf by the undersigned officer thereunto duly authorized pursuant to the requirements of the Public Utility Holding Company Act of 1935.

FirstEnergy Corp.

May 20, 2005
	By:	/s/ Harvey L. Wagner
Harvey L. Wagner Vice President, Controller and Chief Accounting Officer (Principal Accounting Officer)